Exhibit 10.1

May 30, 2014

Christos Angelides

73, Bakers Lane

Knowle

Solihull

West Midlands

England

B93 8PW

Dear Christos:

We are thrilled that you are considering joining Abercrombie & Fitch (A&F) and we are pleased to extend the following offer of employment:

Position	President – Abercrombie & Fitch and abercrombie kids brand

Start Date	On or before November 17, 2014

Base Salary	$995,000 annually; paid bi-weekly

Annual salary adjustments based on:

(1) Your performance

(2) Economic factors (i.e. business conditions, inflation, job market, etc.)

The next salary review will be in March 2016.

Benefits	You will be eligible to participate in various A&F benefit programs as set forth in this letter and other relevant documents. All benefit programs are subject to change in accordance with A&F’s policies and procedures.

Sign-On Bonus	Upon your commencement of employment, A&F will provide you a one-time sign-on bonus of $100,000. This sign-on bonus (less applicable taxes and other withholdings) will be made along with your first regular paycheck. In order to obtain this payment, you will be required to sign an agreement to repay the sign-on bonus in full if you resign without Good Reason (as defined later) or are terminated for gross misconduct within thirty-six (36) months of your first day of employment.

In the event that you forfeit some or all of your FY14 Next target bonus, A&F will provide you with a supplemental sign-on bonus calculated as follows: $862,000 less any bonus paid by Next less the sum of the Sign-On Bonus and Guaranteed Bonus Payout. In order to obtain this payment, you will be required to sign an agreement to repay the supplemental sign-on bonus in full if you resign without Good Reason (as defined later) or are terminated for gross misconduct within thirty-six (36) months of your first day of employment.

Bonus Program	You will be eligible to participate in A&F’s Bonus Program at a target payout level of 125% (“Target”) of your annual base earnings and a maximum payout of 250% of your annual base earnings. At the base salary quoted in this offer, your Target annual payout is $1,243,750, and your maximum annual payout is $2,487,500.

• Bonus payouts will be based on the financial results achieved in the A&F/kids brand and at the total Company level and can vary from 0% to 200% of Target payout level.

• Your eligibility and participation level are dependent on your start date.

•     Annual payouts, if any, are generally paid following the completion of the twelve-month performance period. Except as otherwise provided herein, you must be an active associate on the payment date to receive a payout.

Guaranteed Bonus Payout	Except as otherwise provided herein, assuming that you are an active associate on the payout date, you will be guaranteed a Bonus payout of $250,000 for Fiscal Year 2014.

Change of Control	In the event that the Company undergoes a Change of Control within the first year of your employment and your employment is not terminated by the Company, the Company agrees that your compensation and benefits in this offer will not be decreased or diminished prior to the one-year anniversary of your employment with the Company as long as you remain actively employed by the Company, its successor or assign.

In the event that the Company undergoes a Change in Control within the first year of your employment and your employment is subsequently terminated by the Company or your duties are diminished or your compensation is reduced from what is outlined in this letter, the following will apply:

•   The Company will continue your salary from your separation date through the first anniversary of your employment date. This salary shall be paid in bi-weekly installments, less applicable taxes and other withholdings, consistent with the Company’s payroll practices. In the event that the amount of salary continuation provided to you is less than six months, the Company will pay you the difference between six months of salary and the amount of salary already paid to you in one lump sum on the first anniversary of your employment date.

•   During the period in which salary continuation is in effect, the Company will also provide you with medical benefits and life insurance on the same basis as applies to similarly situated active associates.

• If your employment is terminated during Fiscal Year 2014, the Company shall pay you the Guaranteed Bonus Payout set forth in this offer.

• If your employment is terminated during Fiscal Year 2015, the Company shall pay you a pro-rated bonus calculated at Target.

For the purposes of this paragraph, a Change of Control will be defined consistent with the definition set forth in the 2005 Long-Term Incentive Plan.

Termination Without Cause or for Good Reason	In the event of your termination by the Company without Cause (as defined below) or by you for “Good Reason” (as defined below) before the first anniversary date of your employment date, the following will apply:

•   The Company will continue your salary from your separation date through the first anniversary of your employment date. This salary shall be paid in bi-weekly installments, less applicable taxes and other withholdings, consistent with the Company’s payroll practices. In the event that the amount of salary continuation provided to you is less than six months, the Company will pay you the difference between six months of salary and the amount of salary already paid to you in one lump sum on the first anniversary of your employment date.

•   During the period in which salary continuation is in effect, the Company will also provide you with medical benefits and life insurance on the same basis as applies to similarly situated active associates.

• If your employment is terminated without Cause during Fiscal Year 2014, the Company shall pay you the Guaranteed Bonus Payout set forth in this offer.

•   If your employment is terminated by you for Good Reason, the Company shall pay you a lump sum cash payment that is calculated as follows: $1,250,000 multiplied by a fraction where the numerator is the number of days in the fiscal year through the separation date and where the denominator is the total number of days in the fiscal year.

• If your employment is terminated without Cause during Fiscal Year 2015, the Company shall pay you a pro-rated bonus calculated at Target.

•   Subject to the execution of a release on a form satisfactory to the Company, on the first anniversary date of your employment date, the Company will provide you with a $8 million payment, less normal taxes and other withholdings, in lieu of the Equity Replacement Grant which will be forfeited as a result of the termination of your employment.

“Cause” shall mean: (I) your conviction of, or entrance of a plea of guilty or nolo contendere to, a felony under federal or state law; or (ii) fraudulent conduct by you in connection with the business affairs of the Company; or (iii) your willful refusal to materially perform your executive duties hereunder; or (iv) your willful misconduct which has, or would have if generally known, a materially adverse effect on the business or reputation of the company; or (v) your material breach of a covenant, representation, warranty or obligation of you to the Company. As to the grounds stated in the above mentioned clauses (iii), (iv), and (v), such grounds will only constitute “Cause” once the Company has provided you written notice and you have failed to cure such issue within 30 days.

“Good Reason” shall mean, without your written consent: (i) a reduction in your base salary or target bonus as in effect from time to time; or (ii) the Company materially reduces (including as a result of any co-sharing of responsibilities arrangement) your authority, responsibilities, or duties such that you no longer have the title of, or serve or function as, President – Abercrombie & Fitch/kids brand or President – Hollister brand of the Company, or (iii) the Company requires you to be based at a location in excess of thirty miles from the location of its principal executive office as of the effective date of your employment; or (iv) the Company fails to obtain the written assumption of its obligations to you by a successor no later than the consummation of a merger, consolidation or sale of the company; or (v) a material breach by the Company of its obligations to you; which in each of the circumstances described above, is not remedied by the Company within thirty days of receipt of written notice by you to the Company.

In the event of your termination by the Company without Cause (as defined above) or by you for “Good Reason” (as defined above) after the first anniversary date of your employment date, but prior to the date when the equity replacement grant and the inducement equity grant referenced later in this letter would fully vest, the following will apply subject to the execution of a release on a form satisfactory to the Company:

•   The Company will continue your salary from your separation date through the six month anniversary of your separation date. This salary shall be paid in bi-weekly installments, less applicable taxes and other withholdings, consistent with the Company’s payroll practices.

•   During the period in which salary continuation is in effect, the Company will also provide you with medical benefits and life insurance on the same basis as applies to similarly situated active associates.

•   If your employment is terminated without Cause, the Company shall pay you a pro-rated bonus that is calculated as follows: your Target bonus for the fiscal year in which the termination occurs multiplied by a fraction where the numerator is the number of days in the fiscal year through the separation date and where the denominator is the total number of days in the fiscal year. This bonus will be paid on the six month anniversary of your separation date.

•   If your employment is terminated by you for Good Reason, the Company shall pay you a lump sum cash payment that is calculated as follows: $1,250,000 multiplied by a fraction where the numerator is the number of days in the fiscal year through the separation date and where the denominator is the total number of days in the fiscal year.

•   An additional amount, less normal taxes and other withholdings, which would be in lieu of the Equity Replacement Grant which will be forfeited as a result of the termination of your employment. This additional amount will vary based on your separation date. If your separation date occurs after 50% of your Equity Replacement Grant, but before 80% of such grant has vested, then the additional amount will be $4 million. If your separation date occurs after 80% of such grant has vested, but before 100% of such grant has vested, then the additional amount will be $2 million.

Should A&F provide Change in Control, No Cause and/or Good Reason termination benefits to the Chief Operating Officer and Executive Vice Presidents during your first four years of employment, you would have a one-time right to waive participation in the above program and substitute the program that is made available to similarly situated associates. If you elect to remain with the above program, A&F would offer you a one-time opportunity following the completion of four years of employment to participate in a Change in Control, No Cause and/or Good Reason termination benefits program that would then be available to newly hired, but otherwise similarly situated, associates. Please note that there is no guarantee that A&F would have a Change in Control, No Cause and/or Good Reason termination benefits program in effect at the point in time when you would complete four years of employment.

Visa Sponsorship	This offer of employment is contingent upon A&F securing and maintaining the appropriate temporary employment visa (“visa”) on your behalf that will enable you to work in the United States. In the event that A&F is unable to obtain a visa on your behalf, your offer of employment will no longer be valid. A&F will notify you at the earliest possible date regarding whether its visa petition on your behalf has been approved. Should A&F’s visa petition on your behalf be approved, you will be required to sign an agreement to repay any expenses related to visa sponsorship, as permitted by law, in full if you resign or are terminated for gross misconduct within thirty-six (36) months of your first day of employment.

Relocation	You will be eligible for reimbursement of relocation expenses in accordance with the terms and conditions of the A&F Relocation Policy. All relocation benefits must be used by December 31, 2015.

• A&F will provide the following relocation assistance:

• Two (2) house hunting trips for your family.

• Temporary housing for up to two (2) months.

• Movement of household goods.

• Reasonable and customary closing costs toward the purchase of a new primary residence in Central Ohio (up to $40,000).

• Relocation expenses will be “grossed up” to offset Federal and State taxes.

•     If you wish to have A&F pay your relocation expenses, you must sign an agreement to repay those expenses in full if you resign without Good Reason or are terminated for gross misconduct within thirty-six (36) months of your first day of employment.

Relocation Bonus	A&F will provide you with a one-time bonus payment of $50,000 for miscellaneous relocation costs and to assist with periodic pre-relocation travel costs between your residence in the United Kingdom and your work location in Ohio. This bonus (less applicable taxes and other withholdings) will be made along with your first regular paycheck. In order to obtain this payment, you will be required to sign an agreement to repay the relocation bonus in full if you resign without Good Reason or are terminated for gross misconduct within thirty-six (36) months of your first day of employment.

2014 Equity Grants	Management will recommend that the 2014 SAR Inducement Grant and RSU Equity Replacement Grant described later in this letter be considered by the Compensation Committee of the Board of Directors at its first regularly scheduled meeting following your date of hire. If you begin your A&F employment on November 17, 2014, the next currently scheduled regular meeting of the Compensation Committee of the Board of Directors is November 19, 2014.

Management will recommend that the PSA Inducement Grant described later in this letter be considered by the Compensation Committee of the Board of Directors at its regularly scheduled March 2015 meeting.

2014 Inducement Grant - Stock Appreciation Rights (SARs)	Subject to the approval of the Compensation Committee of the Board of Directors or its designee and subject to the terms and conditions of the grant, you will receive SARs with an approximate value of $625,000. The grant price for the SARs will be determined according to Abercrombie & Fitch’s Equity Grant Policy. Subject to continued employment with A&F, the SARs will vest and become exercisable on each anniversary of the grant date in accordance with the following schedule:

Year 1	Year 2	Year 3	Year 4
25%	25%	25%	25%

2014 Inducement Grant – Performance Share Awards (PSAs)	Subject to the approval of the Compensation Committee of the Board of Directors or its designee and subject to the terms and conditions of the grant, you will receive A&F PSAs with an approximate value of $1,875,000. The date of the grant will be determined according to Abercrombie & Fitch’s Equity Grant Policy. Upon vesting, one PSA converts to one share of A&F stock. Subject to continued employment with A&F, the vesting schedule will be consistent with other grants made during the Spring 2015 annual grant process.

Equity Replacement Grant – Restricted Stock Units (RSUs)	Subject to the approval of the Compensation Committee of the Board of Directors or its designee and subject to the terms and conditions of the grant, Management will recommend an award of RSUs with an approximate grant date fair value of $8.0 million if, upon your resignation from Next, you forfeit 100% of your existing Next equity awards. The value of this Equity Replacement Grant shall be reduced by the equivalent value of any Next equity awards whose vesting is accelerated upon your termination or for which Next does not require forfeiture. The value of these shares shall be based on a Next stock price of $98.53 and the Equity Replacement Grant shall be reduced accordingly. The value of this Equity Replacement Grant is determined based on 81,195 shares of Next equity that would otherwise vest during 2015, 2016 and 2017, calculated at a 100% share vesting rate. For the purposes of this Offer Letter, the actual number of shares that ultimately vest will be referred to as the “Next Vesting Level”. The number of actual RSUs granted as part of the Equity Replacement Grant will be determined by the price of A&F stock on the grant date. The date of the grant will be determined according to Abercrombie & Fitch’s Equity Grant Policy. Upon vesting, one RSU converts to one share of A&F stock. Subject to continued employment with A&F, these RSUs will vest on each anniversary of the vest from date in accordance with the following 3-year vesting schedule:

Year 1	Year 2	Year 3
50%	30%	20%

Annual Equity Grants (2016 and beyond)	In March 2016, subject to satisfactory performance and continued employment, Management will recommend to the Compensation Committee of the Board of Directors an equity grant:

•   consistent with others at similar levels to the position described in this offer; and,

•   based on your performance rating and the Company’s stock price.

Grants in the past have included a mixture of Restricted Stock Units, Stock Appreciation Rights and Performance Share Awards, although we anticipate that, based on current best practices in senior executive compensation, your grant will largely or completely consist of Performance Share Awards. The vesting schedules will be consistent with other grants made during the 2016 Annual Equity Grant process. Assuming that you are in good standing on the equity award date, Management will recommend an award with an approximate value of $2.5 million subject to adjustments detailed below.

After 2016, subject to satisfactory performance and continued employment, Management will recommend to the Compensation Committee of the Board of Directors, grants consistent with others at similar levels to the position described in this offer, subject to the adjustments detailed below. These grants will also be based on your performance rating and the Company’s stock price. The vesting schedules will be consistent with other grants made during each Equity Grant process.

A&F reserves the right to lower the total value of any Annual Equity Grant from 2018 and thereafter to account for any overvaluation of the Equity Replacement Grant. Overvaluation shall be determined by comparing the total value of the Next shares that would have vested to the $8,000,000 Equity Replacement Grant. The total value of the Next shares that would have vested shall be calculated by multiplying the Next Vesting Level by the Next share price on each date the Next shares would have vested. The Next Vesting Level shall be determined on or after the close of the Next 2017 fiscal year and will be determined by reviewing Next’s public filings related to executive compensation for fiscal years 2015, 2016 and 2017. A&F shall have full discretion as to whether to offset all or part of the Annual Equity Grants from 2018 and thereafter with the overvaluation and to defer any portion of the overvaluation to be offset in a later Annual Equity Grant.

A&F Qualified Savings	After one year of employment, you will be eligible to participate in the Abercrombie & Fitch Co. Savings and Retirement Plan. As a participant in this plan, you will be eligible to defer up to 50% of your base salary and Bonus payouts, or up to the IRS maximum annual deferral limit ($17,500 for 2014), whichever is less. The first 3% of your base salary and Bonus payouts that you defer into this plan will be matched by A&F at 100%. The next 2% of your base salary and Bonus payouts that you defer into this plan will be matched at 50%.

The maximum level of pensionable compensation allowed by the IRS is $260,000 for 2014. At the base salary and Bonus target quoted in this offer, and assuming at least a 5% base salary and Bonus target deferral into the plan, this would result in an annual company match of $10,400. Company matching contributions and earnings are always 100% vested.

A&F Non-Qualified Savings Plan	After 30 days of employment, you will be eligible to participate in the Abercrombie & Fitch Co. Non-Qualified Savings Plan. This plan will allow you to defer up to 75% of your base salary each year, and up to 75% of your Bonus payouts. The company will match the first 3% that you defer on a dollar for dollar basis. At the base salary and Bonus target quoted in this offer, this would result in a company match of $67,163 on a 3% base and Bonus target deferral. Company contributions and earnings vest 100% after 5 years of continuous service on the anniversary date of employment.

Healthcare Coverage	After one month of employment you will be eligible to participate in our Healthcare Benefit plans. The current associate contribution required for these benefits is as follows:

	Medical/Dental	Vision
Single Coverage	$ 31.95 bi-weekly	$ 2.20 bi-weekly
Single (+) One	$ 66.95 bi-weekly	$ 4.40 bi-weekly
Family Coverage	$ 103.95 bi-weekly	$ 6.80 bi-weekly

Life & Disability Insurance	After one month of employment, you will automatically be enrolled in A&F’s Life & Disability Insurance plans.

Flexible Spending Account (FSA)	After one month of employment, you will be eligible to participate in A&F’s Flexible Spending Account (FSA) plan. FSAs allow you to save money by paying for certain healthcare and childcare expenses with pre-tax dollars via automatic payroll deductions.

Associate Assistance Program (AAP)	After one month of employment, you will automatically be enrolled in A&F’s AAP. The AAP gives you or any covered dependents access to free, confidential psychological, financial or legal counseling through our AAP provider. Up to 8 free visits, per specific issue, are available through the AAP.

A&F Gym	Effective upon hire, you will be eligible to join The A&F Gym, our state of the art 8,000 square foot on-site fitness facility. The cost of membership is only $5.00 per bi-weekly pay period, which is paid via automatic payroll deduction after you enroll.

Merchandise Discount	You will receive a discount of 40% on qualifying purchases at all Abercrombie & Fitch and abercrombie stores. You will also receive a discount of 30% on qualifying purchases at all Hollister Co. stores.

Vacation/Personal Holidays	You will be eligible for 25 vacation days and 3 personal days per fiscal year. Vacation and personal days will be pro-rated for the first year based on your start date. The Company also grants 5 sick days and 7 paid holidays to all Home Office associates annually.

Indemnification	A&F shall indemnify, defend, and hold you harmless to the maximum extent permitted by law and the A&F by-laws against all judgments, fines, amounts paid in settlement and all reasonable expenses, including attorneys’ fees incurred by you, in connection with the defense of or as a result of any action or proceeding (or any appeal from any action or proceeding) in which you are made or are threatened to be made a party by reason of the fact that you are or were an officer or director of A&F. Subject to the terms of the A&F D&O policies then in effect, A&F acknowledges that you will be covered and insured up to the full limits provided by all directors’ and officers’ insurance which A&F then maintains to indemnify its directors and officers.

Section 409A	To the extent applicable, this offer letter shall incorporate the terms and conditions required by Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and this offer letter is consistent with Section 409A and Department of Treasury regulations and other interpretative guidance issued hereunder, including without limitation any such regulations or other guidance that may be issued after the date of this offer letter.

Background Inquiry	This offer of employment is contingent on the successful completion of a background check and proof of eligibility to work in the United States. Please complete the enclosed UK Criminal Records Search and return it along with your signed copy of this employment offer letter.

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This offer, if accepted, is for employment with the Company that is at-will, and nothing in this offer letter is to be construed as altering that at-will status or promising employment for a definite term.

Christos, we look forward to working with you and are convinced that you will be an outstanding addition to the A&F team. To indicate your acceptance of this offer, please sign below and return this letter to Human Resources.

Sincerely,

/s/ Michael Jeffries	/s/ James Bierbower
Michael Jeffries	James Bierbower
Chief Executive Officer	Executive Vice President
Human Resources

I represent that I am not subject to any restriction, covenant or limitation with any prior employer which could prevent me from working for Abercrombie & Fitch in the capacity described in this offer letter. I further represent that to the extent I am subject to an agreement that allows me to work for Abercrombie & Fitch, but that forbids me to solicit employees of another company or to share another company’s confidential information, I agree that I will not breach any such agreement while employed by Abercrombie & Fitch. I accept Abercrombie & Fitch’s offer of employment as outlined in this letter, and I am returning a signed copy to Human Resources.

/s/ Christos Angelides	10 June 2014
Christos Angelides	Date